Exhibit 3.1

Amendment to Article X of the

Spartan Stores, Inc. Amended and Restated Bylaws

ARTICLE X

AMENDMENTS

These bylaws may be altered, amended, or repealed, in whole or in part, or new bylaws may be adopted, by the Board of Directors; provided, however, that notice of such alteration, amendment, repeal, or adoption of new bylaws be contained in the notice of such meeting of the Board of Directors. Except as otherwise required by statute, the Restated Articles of Incorporation, or these bylaws, these bylaws may be altered, amended, or repealed, in whole or in part, or new bylaws may be adopted, by the shareholders upon the affirmative vote of at least ~~eighty percent (80%)~~ two-thirds (2/3) of the total voting power of all shares of stock entitled to vote, voting together as a single class.